UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Central Puerto S.A.

33-65030549-9

Cash Dividend Payment

Central Puerto S.A. (the “Company”) hereby informs its shareholders that, as of the date hereof, the Company’s Board of Directors resolved to partially reverse the Optional Reserve for the Payment of Dividends in the amount of $247,344,290,288, corresponding to the Company’s undistributed, realized and liquid earnings computed as from January 1, 2025, pursuant to the balance sheet closed and audited as of December 31, 2025, approved by the General Ordinary Shareholders’ Meeting held on April 30, 2026, equivalent to $164.00 per share (the “Dividend”).

It is expressly stated that only the shareholdings of record as of September 18, 2026 shall be taken into account for purposes of the dividend payment (the “Cut-off Date”).

The Dividend Payment Date is September 25, 2026 (the “Payment Date”)

Payment will be made through Caja de Valores S.A., at its office located at 25 de Mayo 362, City of Buenos Aires, from 10:00 a.m. to 3:00 p.m. Settlement and the corresponding payment will be made following due submission, within the term established by Section 95 of the Listing Regulations.

The Dividend will be paid to shareholders in cash, in Pesos, in accordance with their respective shareholdings.

Pursuant to Section 3.4 (Payment of Profits and Dividends) of the Foreign Exchange Regulations (Texto Ordenado de Exterior y Cambios) of the Central Bank of Argentina, foreign shareholders will have the option to collect the Dividend in U.S. dollars abroad, to the extent the Company has access to the MULC, at the exchange rate applicable on the Payment Date, as determined by the financial institution involved in the relevant transaction (the “Option”); otherwise, they will collect the Dividend in Pesos. To this end, foreign shareholders wishing to exercise the Option must notify Caja de Valores S.A. between Monday, September 21 and Tuesday, September 22, 2026, from 9:00 a.m. to 3:00 p.m. (the “Exercise Period”), in accordance with the procedures established for such purpose by such entity. The Option may not be exercised in part and, accordingly, its exercise shall comprise the entire dividend receivable by each shareholder. The Company reserves the right to request any documentation it deems reasonable in order to verify a shareholder’s status as a foreign shareholder, and to declare the Option invalid if such status is not confirmed.

Shareholders are informed that, pursuant to the unnumbered paragraph added following Section 25 of Law No. 23,966, as incorporated by Law No. 25,585, the Company will, where applicable and at the time the Dividend is made available, reimburse itself for the amounts paid on account of the Personal Property Tax, in its capacity as substitute obligor for the shareholders subject to such tax. Likewise, with respect to income tax, a 7% withholding will be applied to the dividend distribution, where applicable, pursuant to Section 97 of the Income Tax Law.

City of Buenos Aires, September 16, 2026.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 16, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact